Telvent GIT — ABENGOA

Exhibit 4
(English Translation)
Addendum No. 2 to Service Provision Agreement of April 1, 2009
This Addendum to the Service Provision Agreement is entered into on April, 30, 2011 BY AND BETWEEN:
Mr. Miguel Ángel Jiménez-Velasco Mazarío, of legal age, domiciled in Seville, whose domicile for the purposes of this Agreement is at Calle Energía Solar n° 1, Palmas Altas, and holder of National ID Card Number [***], along with Mr. José Marcos Romero, of legal age, domiciled in Seville, whose domicile for the purposes of this Agreement is at Avda. de la Buhaira 2, and holder of National ID Card Number [***], both of which are acting on behalf and on account of the Company Abengoa, S.A. (hereinafter referred to as “Abengoa” or the “Lessor”) with registered address and tax domicile in Calle Energía Solar n° 1, Palmas Altas. Abengoa is duly registered at the Seville Companies Register in Sheet 2,921, Folio 107, Volume 47 of Companies and its VAT Registration Number is [***].
AND:
Mr. Fernando Fernández Mera, domiciled in Alcobendas, Madrid at Calle Valgrande 6 and holder of National ID Card Number [***] in his capacity as a power of attorney holder of Telvent Git S.A. (hereinafter “Telvent” or the Lessee), a Company duly registered at the Madrid Companies Register in Sheet 257879, Folio 164, Volume 15370 of Companies, with VAT Registration Number A-[***] and registered address in Alcobendas at Calle Valgrande 6.
Abengoa and Telvent shall hereinafter be jointly referred to as the “Parties”.
Both Parties mutually recognize they have the necessary legal capacity to enter into this Agreement and oblige the companies they represent in the capacity with which they are acting.
Recitals:
I.	WHEREAS, Abengoa entered into a service provision agreement with Telvent on April 1, 2009;

II.	WHEREAS, both parties have entered into an Addendum No. 1 dated august, 27, 2010

III.	WHEREAS, both parties have agreed to enter into this Addendum No. 2 to such agreement in accordance with the following:
Terms and Conditions

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Telvent GIT — ABENGOA

1.- Renewal of the Agreement:
1.	In accordance with Clause 2 of the Agreement entered into between the parties, both parties are interested in such Agreement’s renewal under the same terms and conditions for one calendar year. The parties have the intention that the Addendum will be effective as of January 1, 2011 up to December 31, 2011.

2.	At the end of the current term, the Agreement may be renewed by means of both parties’ mutual express agreement in writing. No such renewal may exceed one year.
2.- Invoicing and Payments
Clause 2.- Price, Paragraph 2.1. shall be amended by the following wording:
2.1 — As consideration for the services set forth in Clause 1.1 in force for the period January to December 2011, Abengoa shall receive the amount of eight million euros (8.000.000euros), upon which the VAT rate prevailing at any one time shall be applied in accordance with prevailing legislation. Such amount shall be invoiced on a quarterly basis in four equal parts within the first fifteen days of the corresponding quarter against the order number issued by Telvent upon the entering into of this Agreement.
Abengoa shall submit its invoices to Telvent to collect the price agreed upon, which shall be paid to Abengoa by Telvent within each calendar quarter.
As regards the on-demand services set forth in Clause 1.2, the Parties shall agree upon the consideration, at market prices for each specific case, to be paid by Telvent to Abengoa for the specific provision of each service requested and performed during the term of this Agreement.
3.-Incorporation
The parties do hereby agree that this Addendum No. 2 shall be incorporated into the Agreement as Attachment 2 thereof.
IN WITNESS WHEREOF, the Parties have set their hand on two copies of this Agreement to a single effect on the date and in the place first mentioned above.

For Telvent Git, S.A.	For Abengoa, S.A.

Signed: /s/ Mr. José Marcos Romero

Signed: /s/ Mr. Fernando Fernandez Mera	Signed: /s/ Mr. Miguel Ángel Jiménez-Velasco Mazarío

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